UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This Report on Form 6-K/A amends the Report on Form 6-K furnished by MYT Netherlands Parent B.V. (the “Company”) on November 19, 2024 (the “Original Filing”) to update the (i) the date of the Company’s conference call held on November 19, 2024, (ii) the quarter end for the unaudited financial results furnished in the Original Filing as Exhibit 99.1 and (iii) the description of the earnings press release furnished in the Original Filing as Exhibit 99.2. This Report on 6-K/A also supplements the Original Filing to provide an update with respect to matters approved by the Company’s shareholders at the Annual General Meeting of Shareholders of the Company held on November 12, 2024 (the “AGM”).

On November 19, 2024, the Company held a conference call regarding its unaudited financial results for the fiscal quarter ended September 30, 2024. A copy of the quarterly report for the first quarter of fiscal year 2025 is furnished as Exhibit 99.1 hereto.

At the AGM, the Company’s shareholders approved an amendment to the Company’s Articles of Association (the “Amendment”) replacing the requirement that all members of the Company’s Management Board possess German residency with the requirement that a majority of the members possess German residency.

At the AGM, the Company’s shareholders also approved the appointment of Amber Pepper, the Company’s Chief Customer Experience Officer, to the Management Board for a period of four years. Ms. Pepper’s appointment was effective on November 13, 2024 following the effectuation of the Amendment.

Exhibit No.	Description

99.1*	Interim Report for the three months ended September 30, 2024
99.2*	Q1, FY 2025 Earnings Press Release

* Previously furnished

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: November 19, 2024